UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CSS Industries, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

125906107
(CUSIP Number)

Richard A. Bernstein Andrew D. Siegel Ribs Capital, LLC 18 Rockledge Road Rye, New York 10580 914-305-3190
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 6, 2020
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 125906107	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Ribs Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 857,114
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 857,114
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 857,114
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.65%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 125906107	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Purple Stream LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 857,114
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 857,114
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 857,114
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.65%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 125906107	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Richard A. Bernstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 857,114
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 857,114
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 857,114
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.65%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 125906107	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS Andrew Siegel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 900
	8	SHARED VOTING POWER 857,114
	9	SOLE DISPOSITIVE POWER 900
	10	SHARED DISPOSITIVE POWER 857,114
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 858,014
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.66%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 125906107	Page 6 of 8 Pages

Item 1.	Security and Issuer.

This Amendment No. 2 (this “Amendment”) amends certain Items of the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 21, 2019 (the “Original 13D”), as amended by the Schedule 13D/A filed with the SEC on November 4, 2019 (“Amendment No. 1”, and, together with the Original 13D, the “Amended 13D”) by Ribs Capital LLC, a Delaware corporation (“Ribs Capital”) and others relates to the common stock, $0.10 par value per share (the “Shares”), of CSS Industries, Inc., a Delaware corporation (the “Company”) by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed in the Amended 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares held by Ribs Capital were acquired with funds raised by Ribs Capital in a private placement that occurred in April 2019, which funds were raised solely for the purpose of acquiring Shares. The additional 58,841 Shares reported by this Amendment, now included in the aggregate 857,114 Shares held by Ribs Capital, were acquired in open market transactions at an aggregate purchase price of approximately $ $273,291 (excluding commissions). The Shares are held by Ribs Capital in various brokerage accounts.

Item 4.	Purpose of the Transaction.

On January 6, 2020, certain Reporting Persons and their representatives met with certain members of the Company’s Board of Directors (the “Board”) and their representatives to discuss, among other things, a range of potential transactions between the Reporting Persons and the Company. While the Reporting Persons remain hopeful that the Company will continue to engage with the Reporting Persons to explore different alternatives to increase shareholder value, including the possibility of a negotiated transaction, the Reporting Persons reserve all of their rights to take any action that the Reporting Persons deem necessary to increase shareholder value.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 8,880,297 Shares outstanding as of November 11, 2019, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2019. As of the close of business on January 9, 2020, the Reporting Persons beneficially owned 858,014 Shares, which represented 9.66% of the beneficial ownership of the Company.

The Reporting Persons interests are as follows:

Ribs Capital

(a) As of the close of business on January 9, 2020, Ribs Capital beneficially owned 857,114 Shares, which represented 9.65% of the beneficial ownership of the Company.

(b)

1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 857,114
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 798,273

CUSIP No. 125906107	Page 7 of 8 Pages

(c) The transactions in the Shares by Ribs Capital during the past sixty days reported by this Amendment are set forth in Schedule A and are incorporated by reference herein.

(d) None.

(e) Not applicable.

Purple Stream

(a) As of the close of business on January 9, 2020, Purple Stream beneficially owned 857,114 Shares, which represented 9.65% of the beneficial ownership of the Company.

(b)

1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 857,114
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 857,114

(c) Purple Stream did not make any transactions in the Shares during the past sixty days.

(d) None.

(e) Not applicable.

Richard A. Bernstein

(a) As of the close of business on January 9, 2020, Mr. Bernstein beneficially owned 798,273 Shares, which represented 9.65% of the beneficial ownership of the Company.

(b)

1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 857,114
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 857,114

(c) Mr. Bernstein did not make any transactions in the Shares during the past sixty days.

(d) None.

(e) Not applicable.

Andrew Siegel

(a) As of the close of business on January 9, 2020, Mr. Siegel beneficially owned 858,014 Shares, which represented 9.66% of the beneficial ownership of the Company.

CUSIP No. 125906107	Page 8 of 8 Pages

(b)

1.	Sole power to vote or direct vote: 900
2.	Shared power to vote or direct vote: 857,114
3.	Sole power to dispose or direct the disposition: 900
4.	Shared power to dispose or direct the disposition: 857,114

(c) Mr. Siegel did not make any transactions in the Shares during the past sixty days.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 9, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing of this Amendment on behalf of each of them.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated January 9, 2020, between Ribs Capital, LLC, Purple Stream LLC, Richard A. Bernstein, and Andrew Siegel.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: January 9, 2020

RIBS CAPITAL, LLC
By: Purple Stream LLC, as Managing Member

By:	/s/ Richard A. Bernstein
Name:	Richard A. Bernstein
Title:	Manager

PURPLE STREAM LLC

By:	/s/ Richard A. Bernstein
Name:	Richard A. Bernstein
Title:	Manager

RICHARD A. BERNSTEIN

/s/ Richard A. Bernstein

ANDREW SIEGEL

/s/ Andrew Siegel

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities	Price Per Share	Date of Transaction
Purchase	1,473	$4.7000	November 11, 2019
Purchase	20,000	$4.3476	December 5, 2019
Purchase	311	$4.1996	December 13, 2019